Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Next CEO
Saskatoon, Saskatchewan, Canada, February 22, 2011     .     .     .     .     .     .     .     .     .     .
Cameco (TSX: CCO; NYSE: CCJ) announced today that its board of directors has appointed Tim Gitzel to be the company’s next CEO, effective July 1, 2011, as envisioned by the company’s succession plan. Gitzel is currently Cameco’s president.
Jerry Grandey has confirmed his intention to retire as CEO and as a board member at the end of June 2011 after turning 65 that month. Tim Gitzel, 48, will assume the position of president and CEO. He will also be nominated as a member of the board of directors at the company’s annual meeting in May.
“Jerry Grandey has provided Cameco with excellent leadership that included building a solid management team with great abilities and experience,” said Victor Zaleschuk, chair of the board. “We are fortunate to have Tim Gitzel to continue Cameco’s growth using his leadership strengths and extensive industry knowledge.”
“This is an exciting time to lead this organization building on the foundation put in place by my predecessors,” Gitzel said. “We are on track to pursue our ambitious goal to double our uranium production by 2018 as the world is noticing that the nuclear renaissance is underway.”
Gitzel joined Cameco in 2007 as senior vice-president and chief operating officer and was promoted to president in May 2010. Prior to joining Cameco, he was executive vice-president, mining business unit for AREVA based in Paris, France with responsibility for uranium, gold, exploration and decommissioning operations in 11 countries around the world. He also served as president and CEO for AREVA’s Canadian subsidiary.
Grandey joined Cameco in 1993 and has held the position of CEO since 2003. He helped guide the company’s considerable growth in pursuit of its vision.
“Today, Cameco is an internationally diversified and vertically integrated supplier of uranium fuel to our many valued customers and a generator of clean nuclear electricity,” Grandey remarked. “We achieved this because of the dedication and extraordinary talent of our people together with the support of our friends, partners and owners. I am confident that the Cameco team will continue to build value under Tim’s capable leadership.”

Caution Regarding Forward-Looking Information and Statements
Our strategic goal to double uranium production by 2018 is considered to be forward-looking information and statements under Canadian and US securities laws. This goal is based upon a number of material assumptions, and its achievement is subject to a number of material risks, which are discussed in our annual management’s discussion & analysis (MD&A) including under the headings “Our strategy” and “Caution about forward-looking information”. We will not necessarily update this information unless we are required to by securities law.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Rob Gereghty	(306) 956-6190